July 15, 2019

Patrick McCaney
Chief Executive Officer
Oaktree Acquisition Corp.
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071

       Re: Oaktree Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 12, 2019
           File No. 333-232444

Dear Mr. McCaney:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2019 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed on July 12, 2019

Exhibit 5.1, page II-2

1. We note your response to prior comment 1; however, if primary counsel is expressly relying on local counsel's opinion, primary counsel's opinion must cover the law of the jurisdiction of organization. For guidance, see footnote 21 and the related text in Staff
       Legal Bulletin No 19. (October 14, 2011) available on the Commission's website. We note that exhibit 5.1 indicates that it expresses no opinion as to the applicability of any laws except the laws of the state of New York. Please file revised opinions as appropriate.
 Patrick McCaney
FirstName LastNamePatrick McCaney
Oaktree Acquisition Corp.
Comapany NameOaktree Acquisition Corp.
July 15, 2019
July 15, 2019 Page 2
Page 2
FirstName LastName
Exhibit 5.2, page II-2

2. We note your response to prior comment 3 and the assumption that the "Memorandum and Articles of Association will remain the Memorandum and Articles of Association in effect on the issuance of the Ordinary Shares." From Schedule 1 to the opinion, it appears that this assumption is referring to the Amended and Restated Memorandum and Articles
         of Association filed as Exhibit 3.2 to the registration statement and that that corporate document is not yet in effect. As indicated in our prior comment 3, the opinion should not contain assumptions regarding filing of corporate documents. Likewise, we note assumption 1 regarding who has been given power to execute documents and resolutions, assumption 2 that the Resolutions have been duly executed, and assumptions 6 and
         7 regarding authorization of the registration statement, warrant documents and underwriting agreement. Please file an opinion that does not contain inappropriate assumptions. For guidance, please refer to Part II.B.3.a of Staff Legal Bulletin No. 19.
3. We note your response to prior comment 4. Given that opinion 2 opines in part that "upon the issue of the Ordinary Shares..., delivery and payment therefore by the purchaser in accordance with the Memorandum and Articles of Association (as defined in Schedule 1)
         and in the manner contemplated by the Registration Statement," it remains unclear why the fifth assumption is necessary or appropriate. Please file a revised opinion accordingly.
4. Given the how the terms "Ordinary Shares" and "Warrants" are defined in clauses (i) on the first page of this exhibit, it is unclear whether the opinions in paragraphs 2 and 3 on page 2 of the exhibit refer to the securities included in the over-allotment option. Please file an opinion that clarifies.
5. We note that the exhibit's opinion regarding whether the shares are non-assessable addresses whether additional sums may be levied on the holder by the registrant. Please file an opinion that addresses whether the security holder is liable, solely because of security holder status, for additional assessments or calls on the security by the registrant or its creditors. For guidance, see section II.B.1.a of Staff Legal Bulletin No. 1.
6. Given that the opinions in paragraphs 2 and 3 on page 2 appear to be conditioned on the shares being issued in accordance with the Memorandum and Articles of Association, it is unclear whether counsel has determined that the offering as described in the prospectus satisfies the requirements of the Memorandum and Articles of Association. Therefore,
         please file an opinion that addresses whether the offered shares will be when sold legally issued, which includes addressing whether the securities have been issued in compliance with the registrant's Memorandum and Articles of Association. For guidance, see Section
         II.B.1.a of Staff Legal Bulletin No. 19.
7. Please address prior comment 5 as it applies to each place in which you counsel is named in your registration statement. We note for example your disclosure on page 75.
 Patrick McCaney
FirstName LastNamePatrick McCaney
Oaktree Acquisition Corp.
Comapany NameOaktree Acquisition Corp.
July 15, 2019
July 15, 2019 Page 3
Page 3
FirstName LastName
8. Given clauses (f), (g) and (i) on page 4, it appears that counsel may not have not made all legal conclusions necessary to determine enforceability. Please tell us why those clauses are necessary and appropriate.
        You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso,
Legal Branch Chief Counsel, at (202) 551-3617 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Electronics and Machinery
cc:      Christian O. Nagler, Esq.